UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-09718

The PNC Financial Services Group, Inc.

(Exact name of registrant as specified in its charter)

One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222-2707

(412) 762-2000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

$1.80 Cumulative Convertible Preferred Stock, Series A, par value $1.00

$1.60 Cumulative Convertible Preferred Stock, Series C, par value $1.00

$1.80 Cumulative Convertible Preferred Stock, Series D, par value $1.00

(Title of each class of securities covered by this Form)

Common Stock, par value $5.00

$1.80 Cumulative Convertible Preferred Stock-Series B, par value $1.00

Depositary Shares Each Representing 1/4000 Interest in a Share of 9.875% Fixed-to-

Floating Rate Non-Cumulative Preferred Stock, Series L, par value $1.00

12.000% Fixed-to-Floating Rate Normal Automatic Preferred Enhanced Capital Securities

(issued by National City Capital Trust I)

6.625% Trust Preferred Securities (issued by National City Capital Trust II)

6.625% Trust Preferred Securities (issued by National City Capital Trust III)

8.000% Trust Preferred Securities (issued by National City Capital Trust IV)

6.125% Capital Securities (issued by PNC Capital Trust D)

7  3/4% Trust Preferred Securities (issued by PNC Capital Trust E)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record of classes covered by this Form as of the certification or notice date:

None

Pursuant to the requirements of the Securities Exchange Act of 1934, The PNC Financial Services Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 2, 2010	By: The PNC Financial Services Group, Inc.

By: /s/ Samuel R. Patterson
Name: Samuel R. Patterson
Title: Senior Vice President and Controller